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                                                                 EXHIBIT 5.2

Companies (ARRS)                                                       Page 1

ARRIS AND SEQUANA MERGE TO FORM NEW COMPANY, AXYS
PHARMACEUTICALS; DEAL VALUED AT $166 MILLION

November 3, 1997 6:07 AM EST

SOUTH SAN FRANCISCO and LA JOLLA, Calif.--(BUSINESS WIRE)--Nov. 3, 1997--Arris Pharmaceutical Corporation (Nasdaq: ARRS) and Sequana Therapeutics Inc. (Nasdaq: SQNA) of La Jolla, CA, announced today that they have signed a definitive agreement pursuant to which Arris will acquire all of the outstanding stock of Sequana for Arris Common Stock. Under the terms of the agreement, Arris will issue 1.35 shares of Arris Common Stock for each share of Sequana Common Stock, giving the transaction a value of approximately $166 million. The combined company will be named AxyS Pharmaceuticals, Inc. and will trade on the Nasdaq National Market System. The acquisition will be accounted for as a "purchase" and is expected to result in a substantial charge related to "in-process" technology when the transaction is completed, which is currently expected to take place in early 1998. The transaction is expected to qualify as a tax-free reorganization. The transaction has been approved by the Boards of Directors of both corporations. Certain stockholders owning approximately 19% of the outstanding Common Stock of Sequana have agreed to vote their shares in favor of the merger.

According to John Walker, Arris president and chief executive officer, "By merging the two companies, we believe we have created the first biotechnology company that has capabilities extending from gene-to-drug. The newly created entity has not only the broadest but the deepest technology platform in the biotechnology industry, encompassing genomics through chemistry and pharmacology. Moreover, with this acquisition, we will be able to capture the full value of drug discovery from novel therapeutic targets to novel drugs. In addition, we intend to exploit multiple business opportunities represented in combinatorial chemistry, pharmacogenomics, diagnostics, and new therapeutics."

Kevin Kinsella, president and chief executive officer of Sequana stated, "AxyS Pharmaceuticals will be the only biotechnology company with critical mass extending from genomics through to clinical development and, in my opinion, the only company that has built the essential bridge to allow identification of the genetic basis of a disease and design of compounds that will actually modulate the gene or its protein by-products. With over 320 researchers and nearly 400 total employees, AxyS becomes one of the most highly enabled biotech companies in the industry upon its formation. The strengths of the combined operations provide powerful and new opportunities to identify novel drugs for novel targets."

Walker noted that AxyS expects to retain sites at all existing Arris and Sequana locations: in South San Francisco where Arris currently has a facility; in La Jolla, the site of Sequana's headquarters as well as in Cambridge, Massachusetts where Sequana's subsidiary, NemaPharm, Inc. is located. AxyS's chief executive officer will be John Walker, chief executive officer of Arris. The La Jolla and Cambridge units will be managed by Daniel Petree, executive vice president of Arris who will assume the position of chief operating officer of AxyS. Petree will relocate to La Jolla where research will be managed by Dr. Timothy Harris, senior vice president, research at Sequana. Dr. Michael Venuti, vice president, research and chief technical officer at Arris will retain responsibility for the current small molecule research portfolio in South San Francisco.

"The company we are creating brings together for the first time advanced genomics techniques with state-of-the-art structure-based drug design, combinatorial chemistry, medicinal chemistry, and clinical development resources. Extending from genomics forward, AxyS has a uniquely enabled platform and is a company significantly broadened in scope with respect to both partnered and proprietary programs. Specifically, the collaborative programs combining pharmaceutical leaders such as Glaxo Wellcome, Merck, SmithKline Beecham, Boehringer-Ingelheim Corange (Roche), Bayer AG, Pharmacia & Upjohn, Warner Lambert, Amgen, Abbott and others, represent an announced deal value of more than $500 million. In addition, these programs are complementary. Sequana's programs have been oriented to identifying the genetic basis of disease; Arris' at creating small molecule compounds that inhibit proteases, the protein products that are involved in many chronic disease," Walker added.

Morgan Stanley acted as advisor to Arris, while Lehman Brothers provided financial advice to Sequana.

Sequana Therapeutics, Inc. is a leading genomics company that uses industrial-scale gene finding technologies and functional genomics to develop products aimed at diagnosing and treating common human disease. With
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Companies (ARRS)                                                       Page 2

ongoing gene discovery program in asthma, diabetes, obesity, osteoporosis, schizophrenia and manic depression, and developing functional genomics programs in Alzheimer's disease and other important disease areas, Sequana is well-positioned to find disease-causing genes, determine their biological function, and translate gene discoveries into novel and therapeutic products.

Arris Pharmaceutical uses an integrated drug discovery approach combining structure-based drug design, combinatorial chemistry and its proprietary Delta Technology to discover and develop small molecule therapeutics for existing markets where available therapies have significant limitations. Arris' research focus is protease-based discovery programs targeting the inhibition of enzymes implicated in inflammatory and certain other diseases such as asthma, blood clotting disorders, arthritis, osteoporosis, cancer and various infectious diseases.

This release contains forward-looking statements that involve risks and uncertainties. Factors that could cause or contribute to such differences include, but are not limited to, the potential inability to complete the merger as scheduled, or at all, potential problems associated with integrating the two companies, including the risk that key employees will choose to leave, acceptance of the combined companies by corporate partners and the market, as well as those associated with the ongoing businesses of each Company as discussed in the Annual Report on Form 10-K for the year ending December 31, 1996 for each Company.

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ADDITIONAL SOURCES OF INFORMATION
Tell Me More--From Infoseek
Company Profile--from E*Trade:ARRS, SONA
Stock Charts--From Quote.Com:ARRS, SONA
SEC Filings--From EDGAR Online; ARRS, SONA
Company Capsule--From Hoover's Online: ARRS, SONA
Quick Facts--From Market Guide: ARRS, SONA